February 5, 2020

Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.

Offering Statement on Form 1-A

Filed November 6, 2019

File No. 024-11112

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of November 21, 2019 regarding the Offering Statement of Miso Robotics, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Circular

Risk Factors, page 7

1.             It appears that your two customers, CaliBurger and Compass Group/Levy Restaurants, are related parties. Please revise to include a risk factor discussing risks to you and your stockholders related to the fact that your only two customers are related parties.

The Company has amended its disclosures to include a risk factor regarding CaliBurger and Compass Group/Levy Restaurants being related parties of the Company.

The Company is spending time and resources with no contractual commitment, page 8

2.             You disclose that you currently have no signed customer contracts. Please reconcile the disclosure in this risk factor with the disclosure concerning your agreements with CaliBurger and Compass Group/Levy Restaurants.

The Company has removed this risk factor as it is not consistent with the contract in place with CaliBurger, for which additional information has been provided.

Our Business

Customers, page 14

3.             You disclose that you recently signed a commercial contract with a value of $11 million with CaliBurger. Please clarify whether CaliBurger is contractually obligated to purchase a minimum of $11 million of your products or services. Further, summarize other material terms of your agreement with CaliBurger.

The Company has amended its disclosure to include additional details of the CaliBurger contract.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Operating Results, page 15

4.             Please revise to include a discussion and analysis of your financial condition and results of operations for each fiscal year and interim period for which financial statements are required. To the extent the discussion of revenue generated during these periods relates to related party revenues, please disclose this. See Item 9 of Form 1-A.

The Company has amended its offering circular to include a discussion of the financial condition and results of operations for the fiscal years ended December 31, 2018 and 2017.

Compensation of Directors and Executive Officers, page 18

5.             Please provide the annual compensation of the three highest paid persons who served as executive officers or directors during the fiscal year ended December 31, 2018. Please note that this may include persons who no longer serve as executive officers or directors of the company. See Item 11 of Form 1-A.

The Company has amended its offering circular to identify compensation paid to former executive officers, who were the higher paid persons for the years ended 2018 and 2019.

Interest of Management and Others in Certain Transactions, page 19

6.             We note that you generally describe certain related party transactions on page 19. For each transaction, please ensure you provide all of the information required by Item 13 of Form 1-A. For example, disclose the amount involved in the transaction, the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described.

The Company has amended its disclosure to include the information required by Item 13 of Form 1-A, including naming the interested party and relationship to the Company, the amount of such interest.

7.             On page F-16, you disclose that you recently entered into a senior note agreement with Wavemaker VC for a principal amount of $675,000. On pages 16 and 17, you disclose that Buck Jordan, your CEO, is a partner at Wavemaker Partners and a founder of Wavemaker Labs and that Nick Degnan, a director, is a principal at Wavemaker Labs. To the extent Mr. Jordan, Mr. Degnan or other covered persons have a direct or indirect material interest in this transaction due to their affiliation with Wavemaker VC, please revise to disclose the information required by Item 13 of Form 1-A. Additionally, while we note that you have filed a form of the note and warrant purchase agreement as an exhibit, please file an executed version with your next amendment.

The Company has amended the discussion of the identified related party transactions to include the information required by Item 13 of Form 1-A. Further, the Company has amended the exhibits included as part of this offering statement to reflect the execution of those agreements.

Security Ownership of Management and Certain Security Holders, page 19

8.             Disclosure on page 16 indicates that you have two executive officers and three directors. While we note that your beneficial ownership table appears to have a placeholder for disclosure of the beneficial ownership of your directors as a group, please revise to disclose the beneficial ownership of all of your executive officers and directors as a group. Additionally, ensure that you disclose the beneficial ownership of any shareholder who beneficially owns more than 10% of any class of voting securities. See Item 12(a) of Form 1-A.

The Company has amended its beneficial ownership table to include the previously omitted information and provide an entry for executive officers and director as a group.

Signatures, page 28

9.             Form 1-A requires the signatures of your principal financial officer, principal accounting officer and a majority of the members of your board of directors. Please provide the signatures of these individuals and indicate the capacity or capacities in which each individual is signing the offering statement. See Instruction 1 to Signatures of Form 1-A.

The Company has amended its offering statement to include signatures representing the required capacities.

General

10.           We note that you have placeholders for certain disclosures, including, but not limited to, the number of shares you will offer and dilution-related disclosures. Please revise to provide this information as soon as practicable. See Rule 253 of Regulation A.

The Company has amended the offering circular to include the previously omitted information.

11.           Article 12 of your amended and restated certificate of incorporation appears to contain a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company has amended its offering circular to include additional discussion and risk factors related to the forum selection provision.

12.           Throughout your offering memorandum, there are various statements regarding the market penetration and effectiveness of your product. For example, on page 4 you state that over 3.1 billion people have seen the Flippy in the news and that your product has the potential to increase the profit margins at restaurants from 5% to 14%. Please revise to include the bases for these and other statements touting the effectiveness of your product.

The Company has amended its offering circular to remove the reference to the 3.1 billion media impressions in the summary section, and has left that information in under “Our Business” where it provides additional discussion of where those media impressions occurred. Additionally, the Company has removed the statement regarding the potential increase in profit margins.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Miso Robotics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Buck Jordan

Chief Executive Officer

Miso Robotics, Inc.

561 East Green Street

Pasadena, CA 91101